

Mail Stop 4546

August 11, 2016

James F. Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY

> **Re: Checkpoint Therapeutics, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 29, 2016**
> **File No. 000-55506**

Dear Mr. Oliviero:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Item 7. Certain Relationships and Related Party Transactions, page 68

1.   We continue to evaluate your response to prior comment 3 concerning the July 11, 2016 amended and restated Founders Agreement which indicates that the removal of the assets is effective retroactive to the date of initial execution (i.e., March 17, 2015). Please revise the registration statement so that your disclosures and exhibit index are consistent in reflecting the history and ownership status of these assets. For instance, we note that your disclosure on page 3 indicates that you entered into the license agreement with NeuPharma in March 2015 but your disclosure on page 9 indicates that Fortress assigned this license to you in March 2015. We also refer to the exhibit index which indicates that the license agreements and option agreement were assigned to you via the Founders Agreement. Ensure that your disclosure identifies and describes all material agreements governing your rights to use the NeuPharma and Teva technologies as well as the assignment, if any, of the TG Therapeutics option agreement. File those agreements as exhibits to the registration statement.

You may contact Jacob Luxenburg at (202) 551-2339 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark McElreath, Esq., Alston & Bird LLP